SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                            FORM 11-K
                          ANNUAL REPORT


                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934



           For the fiscal year ended December 31, 1996
                  Commission file number 1-10534


                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN


                     (Full title of the plan)



                FIRST OF AMERICA BANK CORPORATION


   (Name of issuer of the securities held pursuant to the plan)





                        211 S. Rose Street
                    Kalamazoo, Michigan 49007


             (address of principal executive office)




ITEM 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan.

          Audited statements of financial condition for the two years ended December 31, 1996, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit.

ITEM 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan.

          Audited statements of income and changes in plan equity for the three years ended December 31, 1996, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit.



                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the First of America Bank Corporation Reserve Plus Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                   FIRST OF AMERICA BANK
                                   CORPORATION RESERVE PLUS
                                   SAVINGS PLAN

Dated: May 6, 1997                 BY:   /s/ Richard V. Washburn

                                   Richard V. Washburn
                                   Senior Vice President -
                                   Human Resources






                          EXHIBIT INDEX



EXHIBIT NO.                                            PAGE NO.


     1.        Financial statements and Notes thereto


     2.        Consent of KPMG Peat Marwick






                                                       EXHIBIT 1






                    FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN

                    Financial Statements and Schedules

                    Three-year period ended December 31, 1996

                    (With Independent Auditors' Report Thereon)





                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN




TABLE OF CONTENTS
-----------------------------------------------------------------

                                                          Page(s)

Independent Auditors' Report...........................         1

Statements of Assets Available for Benefits ...........         2

Statements of Changes in Assets Available for Benefits.         3

Notes to Financial Statements..........................       4-7




Schedule


Allocation of Plan Assets Available for Benefits....... 1 & 1A8-9

Allocation of Plan Income and Changes in Assets
  Available for Benefits .............................. 2,2A,& 2B
                                                            10-12

Item 27a - Schedule of Assets Held for Investment...... 3      13

Item 27d - Schedule of Reportable Transactions......... 4      14



All other schedules required by the Employee Retirement Income
Security Act of 1974 are not applicable and have been omitted.




                 Independent Auditors' Report


To the Trustees of First of America Bank
   Corporation Reserve Plus Savings Plan:


We have audited the accompanying statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in assets available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The information included in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP


March 14, 1997





FIRST OF AMERICA BANK CORPORATION

RESERVE PLUS SAVINGS PLAN

Statements of Assets Available for Benefits

======== ============================== ======================================= =================== ===================
December 31, 1996 and 1995




                                          Assets                                               1996                1995

-------- ------------------------------ --------------------------------------  ------------------- -------------------
Cash                                                                                    $   111,710              40,404

-------- ------------------------------ --------------------------------------  ------------------- -------------------
Investments at fair value:

         Parkstone Mid Capitalization Fund                                               34,430,348          29,111,374

         Parkstone Balanced Allocation Fund                                              25,781,728          23,375,761

         Parkstone U.S. Govt. Obligation Fund                                            20,491,041          19,985,402

         Parkstone Small Capitaization Fund                                              16,220,785           7,359,351

         Parkstone International Fund                                                     4,068,821           2,030,406

         First of America Money Market Savings                                                1,981             300,802

         First of America Bank Corporation common stock                                  75,755,902          54,823,335

-------- ------------------------------ --------------------------------------  ------------------- --------------------
Total Investment at Fair Value                                                          176,750,606         136,986,431

-------- ------------------------------ --------------------------------------  ------------------- --------------------
Participant Loans Receivable                                                                 59,793              81,727

-------- ------------------------------ --------------------------------------  ------------------- --------------------

Contributions receivable:
         Employee                                                                           391,129             241,520
         Employer                                                                           127,050              87,963
-------- ------------------------------ --------------------------------------  ------------------- --------------------
Total Contributions Receiveable                                                             518,179             329,483


Assets Available for Benefits                                                         $ 177,440,288         137,438,045

======== ============================== ======================================  =================== ====================
See accompanying notes to financial statements.

/TABLE

FIRST OF AMERICA BANK CORPORATION

RESERVE PLUS SAVINGS PLAN
Statements of Changes in Assets Available for Benefits



Years ended December 31, 1996, 1995, and 1994
====== ===============================================================================================

                                                                 1996            1995             1994
------ -----------------------------------------------------------------------------------------------


Contibutions:

       Employee payroll withholdings                   $  15,195,604       14,577,220      13,953,603
       Employer match                                      4,975,455        4,870,885       4,512,262
------ ------------------------------------------------------------------------------------------------

Total contributions                                       20,171,059       19,448,105      18,465,865

------ ------------------------------------------------------------------------------------------------
Investment income:

       Dividends                                          17,788,718        5,396,772       4,336,582
       Interest                                              937,754          988,644         980,389
       Net appreciation (depreciation) in market value    15,687,666       25,458,758     (14,642,395)

------ ------------------------------------------------------------------------------------------------
Total investment income                                   34,414,138       31,844,174      (9,325,424)

------ ------------------------------------------------------------------------------------------------
Employee rollovers                                           633,710          627,159         965,276

Transfers from other plans                                 1,756,920        3,595,267          13,812

------ ------------------------------------------------------------------------------------------------
Total additions                                           56,975,827       55,514,705      10,119,529

------ ------------------------------------------------------------------------------------------------

Participant withdrawals                                  (16,973,584)     (15,100,654)     (8,394,731)

------ ------------------------------------------------------------------------------------------------
Net increase                                              40,002,243       40,414,051       1,724,798

Assets available for benefits at
       beginning of year                                 137,438,045       97,023,994      95,299,196

------ ------------------------------------------------------------------------------------------------
Assets available for benefits at
       end of year                                      $177,440,288      137,438,045      97,023,994

See accompanying notes to financial statements.
/TABLE

   FIRST OF AMERICA BANK CORPORATION
   RESERVE PLUS SAVINGS PLAN

   Notes to Financial Statements

   December 31, 1996, 1995 and 1994
   --------------------------------------------------------------------

   (1)  Organization

   The following description of the First of America Bank Corporation Reserve Plus Savings Plan (the Plan) provides only general information. Reference should be made to the plan agreement for a more complete description.

        General

   The Plan is a defined contribution plan established effective July 1, 1988 and was restated effective January 1, 1993, for employees of First of America Bank Corporation (hereinafter referred to as "the Company") under Section 401(k) of the Internal Revenue Code. Eligible employees are those who have at least one year of service, and are employed on a salaried basis. Effective for plan years beginning after December 31, 1993, the maximum eligible base compensation level is $150,000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Contributions

   A participant may elect to contribute no less than one percent and not more than 15 percent of base compensation, not to exceed $9,500 into the plan during 1996. The Company may contribute discretionary matching contributions of one-half of the participant's contribution if the employee contributes 5% or more, not to exceed 5% of the employee's compensation, and one-third of the participant's contribution if the employee contributes less than 5%. All Company matching contributions are invested in the Stock Fund, which owns common stock of the Company, exclusively. The Company may also make additional discretionary contributions, which will be allocated to various investments at the Company's discretion. No discretionary contributions were made during 1996, 1995 or 1994.

        Participant Account

   Each participant account is credited with the employee contribution and the Company's matching contribution. Investment earnings are allocated based on participant investment choices and current market value. The maximum benefit to which a participant is entitled is the vested portion of the participant's account.

                                                          (Continued)



   FIRST OF AMERICA BANK CORPORATION
   RESERVE PLUS SAVINGS PLAN

   Notes to Financial Statements
   --------------------------------------------------------------------
        Vesting

   Participants immediately vest in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after four years of credited service.

        Distributions

   Upon termination of service, a participant with a vested account balance of $3,500 (exclusive of Company common stock) or less will receive a single lump-sum distribution equal to the vested value of the account. A participant with a vested balance of more than $3,500 (exclusive of Company common stock) may elect a lump-sum distribution or deferral until age 55 (early retirement).

   Except for common stock of the Company, distributions will be made in cash. Common stock of the Company will be distributed in shares unless there are 100 or fewer shares. If 100 or fewer shares are involved, such shares will be converted and the distribution made in cash.

        Plan Administration and Trustee

   The Company serves as the plan administrator and absorbs all or most of the administrative costs. First of America - Michigan, N.A., a wholly-owned subsidiary of the company, serves as trustee for the Plan.

   (2)  Summary of Significant Accounting Policies

        Basis of Presentation

   The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Generally accepted accounting principles require the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities. Actual results could differ from those estimates.

                                                            (Continued)


   FIRST OF AMERICA BANK CORPORATION
   RESERVE PLUS SAVINGS PLAN

   Notes to Financial Statements
   --------------------------------------------------------------------
        Investments

   Investments are stated at fair market value as determined by quoted market prices. Employees may invest in the following funds at their option. The various Parkstone Mutual Funds are sponsored by First of America Bank Corporation.

   . Money Market Fund - invests in the Parkstone U.S. Government obligations Fund, which invests in short-term fixed income securities, such as the Treasury bills or notes issued or backed by the U.S. Government or its agencies. From time to time, the Money market investment option may also include relatively low risk assets transferred from a prior plan of an affiliate, such as guaranteed investment contracts.

   . Balanced Fund - invests in the Parkstone Balanced Allocation Fund, which invests in a mix of stocks and bonds at the discretion of the administrator based on market conditions.

   .    Mid  Cap Fund  - invests  in the  Parkstone  Mid-Capitalization
        Fund (formerly Parkstone  Equity Fund), which invests at  least
        80 percent  of the value  of its total  assets in common  stock and securities convertible  into common stock of "blue-chip"  -
        type  companies  with  sound  management  and  the  ability  to
        finance  expected growth.    In  addition, this  fund may  also
        invest up to 20 percent of the value of its total assets in preferred stocks, corporate bonds, notes, warrants, and other short-term obligations with maturities of 18 months or less.

   . Small Capitalization Fund - invests in the Parkstone Small Capitalization Fund, which invests primarily in common stocks of small- to medium-sized companies to provide growth of capital.

   . International Fund - invests in the Parkstone International Discovery Fund, which invests primarily in common stock of small- to medium-sized foreign companies.

   .    Stock  Fund - invests  entirely in  shares of  First of America
        Bank Corporation common stock.   Stock purchases and  sales are
        made daily in the open market.

                                                            (Continued)


   FIRST OF AMERICA BANK CORPORATION
   RESERVE PLUS SAVINGS PLAN

   Notes to Financial Statements
   --------------------------------------------------------------------

   (3)  Transfers from Other Plans

   Amounts  from   plans  of  institutions  subsequently  acquired  are
   transferred into the Plan upon acquisition.

   (4)  Funding and Termination

   The Company deposits all contributions bi-weekly. Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to the provisions of ERISA. In the event of termination, the participants will become 100 percent vested in their accounts.

   (5)  Reconciliation to Form 5500

   The financial information provided on Line 31g of the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $1,483,205 and $972,616 for 1996 and 1995, respectively. In accordance with generally accepted accounting principles, this liability is not presented separately from assets available for plan benefits in the accompanying financial statements.

   (6)  Tax-Exempt Status

   The Internal Revenue Service has determined and informed the trustee of the Plan by a letter dated May 18, 1995, that the Plan and the trust established under the Plan are qualified as tax-exempt, under Section 401(k) of the Internal Revenue Code. The plan administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the amendments covered by the Internal Revenue Service determination letter will affect the qualified and tax-exempt status of the Plan and trust, respectively.

FIRST OF AMERICA BANK CORPORATION                                                                                      Schedule 1

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Assets Available for Benefits


December 31, 1996

=================================== =================================== ============================================  ===========
                                                   Balanced    Money       Small    Interna-   First of
                                       Mid Cap    Allocation   Market      Cap       tional    America    Participant
Assets                                  Fund         Fund       Fund       Fund       Fund    Stock Fund      Loans      TOTAL
----------------------------------- ----------------------------------- --------------------------------------------  -----------

Cash                             $       --           --        111,710     --         --         --           --         111,710

----------------------------------- ----------------------------------- --------------------------------------------  -----------

Investments at fair value:
   Parkstone Mid Cap Fund             34,430,348      --         --         --         --         --           --      34,430,348

   Parkstone Balanced
   Allocation Fund                       --      25,781,728      --         --         --         --           --      25,781,728

   Parkstone
   US Gov Obligation Fund                --           --     20,491,041     --         --         --           --      20,491,041

   Parkstone
   Small Capitalization Fund             --           --         --     16,220,785     --         --           --      16,220,785

   Parkstone International
   Discovery Fund                        --           --         --         --     4,068,821      --           --       4,068,821

   First of America
   Money Market Savings                  --           --         --         --         --          1,981       --           1,981

   First of America Bank Corp.
   Common Stock                          --           --         --         --         --     75,755,902       --      75,755,902
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

   Total Investments                  34,340,348 25,781,728  20,491,041 16,220,785 4,068,821  75,757,883       --     176,750,606

----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
Participant Loans Receivable             --           --         --         --         --         --           59,793      59,793

----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
Contributions Receivable:

   Employee                              100,237     66,044      43,305     89,027    24,367      68,149            0     391,129
   Employer                                    0          0           0          0         0     127,050            0     127,050
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
   Total Contributions Receivable        100,237     66,044      43,305     89,027    24,367     195,199       --         518,179
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

Total Assets Available for Benefits  $ 34,530,58525,847,772  20,646,056 16,309,812  4,093,188 75,953,082       59,793 177,440,288

=================================== ============ ====================== ============================================  ===========
See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                     Schedule 1A

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Assets Available for Benefits


December 31, 1995

=================================== =================================== ============================================  ===========
                                                   Balanced    Money       Small    Interna-   First of
                                       Mid Cap    Allocation   Market      Cap       tional    America    Participant
Assets                                  Fund         Fund       Fund       Fund       Fund    Stock Fund      Loans      TOTAL
----------------------------------- ----------------------------------- --------------------------------------------  -----------

Cash                             $       --           --         40,404     --         --         --           --          40,404

----------------------------------- ----------------------------------- --------------------------------------------  -----------

Investments at fair value:
   Parkstone Mid Cap Fund             29,111,374      --         --         --         --         --           --      29,111,374

   Parkstone Balanced
   Allocation Fund                       --      23,375,761      --         --         --         --           --      23,375,761

   Parkstone
   US Gov Obligation Fund                --           --     19,985,402     --         --         --           --      19,985,402

   Parkstone
   Small Capitalization Fund             --           --         --      7,359,351     --         --           --       7,359,351

   Parkstone International
   Discovery Fund                        --           --         --         --     2,030,406      --           --       2,030,406

   First of America
   Money Market Savings                  --           --         --         --         --        300,802       --         300,802

   First of America Bank Corp.
   Common Stock                          --           --         --         --         --     54,823,335       --      54,823,335
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

   Total Investments                  29,111,374 23,375,761  19,985,402  7,359,351 2,030,406  55,124,137       --     136,986,431

----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
Participant Loans Receivable             --           --         --         --         --         --           81,727      81,727

----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
Contributions Receivable:

   Employee                               70,353     51,160      35,681     17,772    14,000      52,554            0     241,520
   Employer                                    0          0           0          0         0      87,963            0      87,963
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------
   Total Contributions Receivable         70,353     51,160      35,681     17,772    14,000     140,517       --         329,483
----------------------------------- ------------ ---------------------- --------------------------------------------  -----------

Total Assets Available for Benefits  $ 29,181,72723,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727  137,438,045

=================================== ============ ====================== ============================================  ===========
See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                   Schedule 2

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1996

================================ =============================================== ================================================
                                                Balanced      Money               Interna-   First of
                                     Mid Cap   Allocation    Market    Small Cap   tional     America   Participant
                                      Fund        Fund        Fund       Fund       Fund     Stock Fund    Loans         Total
================================ =============================================== ================================================

Contributions:

Employee payroll withholdings        3,924,850  2,666,487  1,807,951   3,057,320    946,844  2,792,152       --        15,195,604

Employer match                         --          --          --         --         --      4,975,455       --         4,975,455
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total contributions                  3,924,850  2,666,487   1,807,951  3,057,320    946,844  7,767,607       --        20,171,059
-------------------------------- ----------------------------------------------- ------------------------------------------------

Loan payments                            6,470      6,510       3,598      4,073      1,467      8,155      (30,273)      --

-------------------------------- ----------------------------------------------- ------------------------------------------------
Investment income:

Dividends                            9,741,764  3,394,505      --      2,410,862      1,399  2,240,188       --        17,788,718
Interest                                 1,625        657     929,319        463        180      5,510       --           937,754
Net appreciation/depreciation       (4,444,862)  (410,778)     --        152,320    454,810 19,936,176       --        15,687,666

-------------------------------- ----------------------------------------------- ------------------------------------------------
Total investment income              5,298,527  2,984,384     929,319  2,563,645    456,389 22,181,874       --        34,414,138

-------------------------------- ----------------------------------------------- ------------------------------------------------
Transfers and Roll Overs:

Employee Roll Overs                    147,743    138,297     121,521    141,636     25,244     59,269       --           633,710

Transfers from other Plans             372,155    443,370     217,893    425,957    215,396     82,149       --         1,756,920

Net transfer (inter-fund)           (1,051,542)(1,190,192)  1,947,579  3,386,289    616,645 (3,725,944)      17,165       --
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total transfers and rollovers         (531,644)  (608,525)  2,286,993  3,953,882    857,285 (3,584,526)      17,165     2,390,630
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total Additions                      8,698,203  5,048,856   5,027,861  9,578,920  2,261,985 26,373,110      (13,108)   56,975,827

-------------------------------- ----------------------------------------------- ------------------------------------------------
Participant withdrawals             (3,349,345)(2,628,005) (4,443,292)  (646,231)  (213,203)(5,684,682)      (8,826)  (16,973,584)

-------------------------------- ----------------------------------------------- ------------------------------------------------

Net increase (decrease)              5,348,858  2,420,851     584,569  8,932,689  2,048,782 20,688,428      (21,934)   40,002,243

Assets available for benefits at
   beginning of year                29,181,727 23,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727   137,438,045

-------------------------------- ----------------------------------------------- ------------------------------------------------

Assets available for benefits at
   end of year                    $ 34,530,585 25,847,772  20,646,056 16,309,812  4,093,188 75,953,082       59,793   177,440,288

================================ =============================================== ================================================

See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                   Schedule 2A

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1995

================================ =============================================== ================================================
                                                Balanced      Money               Interna-   First of
                                     Mid Cap   Allocation    Market    Small Cap   tional     America   Participant
                                      Fund        Fund        Fund       Fund       Fund     Stock Fund    Loans         Total
================================ =============================================== ================================================

Contributions:

Employee payroll withholdings        4,010,123  2,958,163  2,197,949   1,757,862    817,510  2,835,613       --        14,577,220

Employer match                         --          --          --         --         --      4,870,885       --         4,870,885
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total contributions                  4,010,123  2,958,163   2,197,949  1,757,862    817,510  7,706,498       --        19,448,105
-------------------------------- ----------------------------------------------- ------------------------------------------------

Loan payments                           17,901      7,536      19,513      5,170      2,295     12,754      (65,168)      --

-------------------------------- ----------------------------------------------- ------------------------------------------------
Investment income:

Dividends                            1,010,687  1,607,979      --        843,518      5,640  1,928,948       --         5,396,772
Interest                                 2,812      1,146     976,106        731        271      7,578       --           988,644

Net appreciation                     5,696,643  2,801,035      --        471,307    134,717 16,355,056       --        25,458,758

-------------------------------- ----------------------------------------------- ------------------------------------------------
Total investment income              6,710,142  4,410,160     976,106  1,315,556    140,628 18,291,582       --        31,844,174

-------------------------------- ----------------------------------------------- ------------------------------------------------

Transfers and Roll Overs:

Employee rollovers                     190,422     56,933      42,220    155,604     76,238    105,742       --           627,159

Transfers from other Plans             116,840    123,902   1,165,787    141,267     53,884  1,951,954       41,633     3,595,267

Net transfer (interfund)            (2,845,310)(2,251,961)    969,551  2,822,731    317,852    987,137       --           --
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total transfers and rollovers       (2,538,048)(2,071,126)  2,177,558  3,119,602    447,974  3,044,833       41,633     4,222,426
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total Additions                      8,200,118  5,304,733   5,371,126  6,198,190  1,408,407 29,055,667      (23,535)   55,514,705

-------------------------------- ----------------------------------------------- ------------------------------------------------
Participant withdrawals             (2,339,610)(1,656,753) (5,119,156)  (292,758)   (94,482)(5,597,895)      --       (15,100,654)

-------------------------------- ----------------------------------------------- ------------------------------------------------

Net increase (decrease)              5,860,508  3,647,980     251,970  5,905,432  1,313,925 23,457,772      (23,535)   40,414,051

Assets available for benefits at
   beginning of year                23,321,220 19,778,941  19,809,517  1,471,691    730,481 31,806,882      105,262    97,023,994
-------------------------------- ----------------------------------------------- ------------------------------------------------

Assets available for benefits at
   end of year                    $ 29,181,727 23,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727   137,438,045

================================ =============================================== ================================================

See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                                    Schedule 2B

RESERVE PLUS SAVINGS PLAN


Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1994

=================== ============ ======================= ======================== ===============================================
                                               Balanced      Money                  Interna-    First of
                                    Mid Cap   Allocation    Market     Small Cap     tional      America  Participant
                                     Fund        Fund        Fund         Fund        Fund     Stock Fund    Loans       Total
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Contributions:

   Employee payroll withholdings $ 5,147,655   3,712,016   2,228,988      130,352      85,883   2,648,709      --      13,953,603

   Employer match                     --          --          --           --          --       4,512,262      --       4,512,262
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Total contributions                5,147,655   3,712,016   2,228,988      130,352      85,883   7,160,971      --      18,465,865
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Loan payments                         16,876      11,831      10,096          184         294      60,882   (100,163)      --

------------------- ------------ ----------------------- ------------------------ -----------------------------------------------
Investment income:

   Dividends                       2,114,604     599,736      --          118,572      33,763   1,469,907      --       4,336,582
   Interest                            2,490     220,748     752,170       --          --           4,981      --         980,389

   Net appreciation/depreciation  (3,176,458) (1,440,276)     --          (45,532)    (71,401) (9,908,728)     --     (14,642,395)

------------------- ------------ ----------------------- ------------------------ -----------------------------------------------
Total investment income           (1,059,364)   (619,792)    752,170       73,040     (37,638) (8,433,840)     --      (9,325,424)

------------------- ------------ ----------------------- ------------------------ -----------------------------------------------
Transfers and Roll Overs:

Employee rollovers                   328,413     316,316     116,720       53,175      36,562     114,090      --         965,276

Transfers from other Plans            --          --          --           --          --          --         13,812       13,812

Net transfer (interfund)            (692,766) (1,357,921) (1,210,144)   1,214,940     645,420   1,400,471      --          --
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Total Transfers and Roll Overs      (364,353) (1,041,605) (1,093,424)   1,268,115     681,982   1,514,561     13,812      979,088
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Total additions                    3,740,814   2,062,450   1,897,830    1,471,691     730,521     302,574    (86,351)  10,119,529
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Participant withdrawals           (1,940,765) (1,164,295) (2,634,038)      --             (40) (2,655,593)     --      (8,394,731)
------------------- ------------ ----------------------- ------------------------ -----------------------------------------------

Net increase (decrease)            1,800,049     898,155    (736,208)   1,471,691     730,481  (2,353,019)   (86,351)   1,724,798


Assets available for benefits at

   beginning of year              21,521,171  18,880,786  20,545,725       --          --      34,159,901    191,613   95,299,196
------------------- ------------ ----------- ----------- ------------------------ -----------------------------------------------

Assets available for benefits at

   end of year                   $ 23,321,220 19,778,941  19,809,517    1,471,691     730,481  31,806,882    105,262   97,023,994
=================== ============ =========== =========== ======================== ===============================================

See accompanying independent auditors' report.

/TABLE

FIRST OF AMERICA BANK CORPORATION                                      Schedule 3
RESERVE PLUS SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1996


                               Shares /       Rate of                    Current
Description                     Units        Interest         Cost        Value
------------------------      ----------     --------      ----------  -----------


Parkstone
Mid Capitalization Fund*       2,229,945        -       $  35,569,630  34,430,348

Parkstone Balanced
Allocation  Fund*              2,090,976        -          24,094,004  25,781,728

Parkstone
US Gov Obligation Fund*       20,602,751      5.14%        20,602,751  20,602,751

Parkstone
Small Capitalization Fund*       557,415        -          16,100,594  16,220,785

Parkstone International
Discovery Fund*                  274,735        -           3,607,049   4,068,821

First of America
Money Market Savings*              1,981      2.30 %            1,981       1,981

First of America Bank Corp.
Common Stock*                  1,259,970        -          43,531,176  75,755,902

Participant Loans                 -          6 to 11%          59,793      59,793
                                                           ----------  ----------

TOTAL ASSETS HELD FOR INVESTMENT                       $  143,566,978 176,922,109
                                                          =========== ===========

* Indicates party-in-interest

See accompanying independent auditors' report.
/TABLE

FIRST OF AMERICA BANK CORPORATION                                                                           Schedule 4
RESERVE PLUS SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions

Year Ended December 31, 1996

============================ =================================================== ============================================
                                                                                                          (h) Current
                                                                                  (f) Expense           value of asset   (i)
       (a) Identity of         (b) Description  (c) Purchase(d) Selling(e) Lease incurred with (g) Cost on transaction Gain or
            party                 of asset         price       price     rental   transaction  of asset      date       loss

---------------------------- --------------------------------------------------- --------------------------------------------


                                                     Purchases (1)

---------------------------- --------------------------------------------------- --------------------------------------------

Parkstone Balanced
  Allocation Fund*           Stock and Bond Fund $7,919,496      --        --         --      7,919,496       --         --

Parkstone Mid
  Capitialization Fund*      Equity Fund         16,293,025      --        --         --     16,293,025       --         --

Parkstone US Govt
  Obligation Fund*           Money Market Fund    9,121,180      --        --         --      9,121,180       --         --

Parkstone Small
Capitalization Fund*         Stock Fund          12,358,321      --        --         --     12,358,321       --         --

First of America Money
  Market Savings Fund*       Money Market Fund   11,824,778      --        --         --     11,824,778       --         --

First of America Bank        Stock Fund          12,179,668      --        --         --     12,179,668       --         --
  Corp Common Stock*
----------------------------


                                                 Sales (1)

---------------------------- --------------------------------------------------- --------------------------------------------

Parkstone US Govt
  Obligation Fund*           Money Market Fund       --      8,615,541     --         --      8,615,541       --         --

First of America Bank
  Corp Common Stock*         Stock Fund              --     10,454,179     --         --     10,202,910       --       251,269

First of America Money
  Market Savings Fund*       Money Market Fund   $   --     12,123,599     --         --     12,123,599       --         --

============================ =================================================== ============================================


(1) Represents aggregate value of all transactions which took place for the year ended.

* Indicates party-in-interest.

See accompanying independent auditors' report.
/TABLE

                                                        Exhibit 2




KPMG Peat Marwick LLP
Peat Marwick Plaza
303 East Wacker Drive
Chicago, IL  60601




The Board of Directors
First of America Bank Corporation





We consent to incorporation by reference in the registration statements on Form S-3 (Registration Statement Number 2-98422), Form S-3 (Registration Statement Number 33-42226), and Form S-8 (Registration Statement Number 33-22044) of the First of America Bank Corporation of our report dated March 14, l997, relating to the statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of First of America Bank Corporation Reserve Plus Savings Plan.






KPMG Peat Marwick LLP
May 6, 1997